KongZhong Corporation Announces Management Change

Beijing, China, August 17, 2008 – KongZhong Corporation (NASDAQ: KONG) today announced that Yunfan Zhou, a co-founder of the Company, has notified the Company’s Board of Directors of his intention to resign from his position as the Chief Executive Officer, effective from October 13, 2008, for personal reasons. Mr. Zhou will continue to serve as the Chairman of the Board. Nick Yang, co-founder of the Company with Mr. Zhou, will continue to serve in all of his current positions at the Company, as Director, President and Chief Technology Officer. In addition, the Board has elected Mr. Yang as the Vice Chairman of the Board, effective immediately. The Company is currently considering a number of strong candidates for the CEO position and anticipates a smooth transition.

“In the past six years, Nick and I have led the Company in its growth into a leading wireless value-added services and wireless media company in China”, noted Mr. Zhou. “I am very proud of what we have achieved, and this success simply would not have been possible without a team of talented, experienced and dedicated management personnel and employees and the steady support and guidance we received from the Board. However, I believe this is the right moment for me to transition to a less active role with the Company in order to spend more time with my family and on other personal interests, which I have not been able to do in light of my daily responsibilities at the Company.”

Mr. Yang said, “On behalf the Company, I would like to express deep appreciation for the leadership, dedication and vision that Yunfan, my co-founder, has brought to this remarkable enterprise. During his tenure as KongZhong’s CEO, Yunfan has helped us achieve important milestones of good management and strategic positioning. We are confident about the future of both our wireless value-added services and our wireless Internet business, and are delighted that Yunfan will stay on as the Chairman of our Board. I will work with the Board, our management team and all of our employees to ensure a successful, smooth leadership transition and maintain continuity in the relationships we have all worked hard to cultivate with telecommunications operators and our customers.”

About KongZhong:
KongZhong Corporation is a leading wireless value-added services and wireless media company in China. The Company delivers wireless value-added services (WVAS) to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding our future personnel changes and arrangements, the results of our leadership transition and our future results of operations and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our ability to attract and retain qualified management personnel; the effects of our leadership transition; the state of and any change in our relationship with China’s telecommunications operators, which may be affected by, among others, the on-going restructuring of China’s telecommunications industry as announced by the Ministry of Industry and Information Technology in May 2008; continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: +86 10 8857 6000	Tel: +86 10 8857 6000
Fax: +86 10 8857 5891	Fax: +86 10 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com